SEC FILE NUMBER 001-34851
CUSIP NUMBER 75689M101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☒	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR
	☐	Form N-CSR
For Period Ended: October 4, 2026
	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RED ROBIN GOURMET BURGERS, INC.
Full Name of Registrant

N/A
Former Name if Applicable

10000 E. Geddes Avenue, Suite 500
Address of Principal Executive Office (Street and Number)

Englewood, Colorado 80112
City, State and Zip Code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Red Robin Gourmet Burgers, Inc. (the “Company”) has determined that it is unable to file with the Securities and Exchange Commission (the “SEC”) the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended October 4, 2026 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense.

As previously announced, during the third quarter of fiscal 2026, the Company completed significant refranchising transactions and refinanced its existing debt, representing important milestones in the execution of its strategic plan. Given the complexity of the accounting and valuation analyses associated with these transactions, the Company requires additional time to finalize its financial statements and related disclosures.

The Company is working diligently to complete its financial statements and related disclosures in the Form 10-Q, and management currently believes that the Company will be in a position to file the Form 10-Q within the five-calendar-day extension period permitted under Rule 12b-25.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Mark Graff	303	846-6000
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the fiscal quarter ended October 4, 2026, the Company reported preliminary, unaudited comparable restaurant revenue growth of 3.9% compared to the corresponding prior-year period, reflecting a 5.6% increase in average guest check, partially offset by a 1.7% decrease in guest traffic.

During the third quarter of fiscal 2026, the Company completed the refranchising of 108 Company-owned restaurants, generating approximately $89.4 million in aggregate cash proceeds, subject to customary adjustments. The Company expects these transactions to have a significant impact on its results of operations, including the recognition of gains or losses associated with the transactions. In addition, the Company completed the refinancing of its secured credit facility on October 2, 2026.

As described in Part III above, the Company requires additional time to finalize the accounting and valuation analyses associated with these transactions, including the allocation of transaction consideration and related accounting matters. Because these analyses have not been completed, the Company is unable to reasonably estimate the resulting impact on its consolidated results of operations for the fiscal quarter ended October 4, 2026, compared to the corresponding prior year period.

RED ROBIN GOURMET BURGERS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 2, 2026	By:	/s/ Mark Graff
Mark Graff
Principal Financial Officer